47 Main Street Warwick, NY 10990-0592	845 986-8080 973-764-8080 fax 845 986-6699 www.wvtc.com

January 9, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Warwick Valley Telephone Company
Comment Letter Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 0-11174

Dear Mr. Spirgel,

This letter sets forth our response to a comment received from the staff (the “Staff”) of the Division of Corporate Finance of the United States and Exchange Commission (the “Commission”) in your letter to us dated December 19, 2008.   The required deadline of 10 days was extended until January 9, 2009 based on our conversation on December 22, 2008 with Mr. Robert S Littlepage Jr as our correspondence dated December 23, 2008 indicated.

The number of the response and headings set forth below correspond to the numbered comment and heading on the letter from the Staff.  For the convenience of the Staff, the Staff’s comments appear above our responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, Page 34

Note 10 Income Taxes, Page 43

1.
We note that upon adoption of FIN 48, Accounting for Uncertainty in Income Taxes – and Interpretation of FASB Statement No. 109, on January 1, 2007, you recorded an income tax liability of $3,568,000 for unrecognized tax benefits.  During 2007 you derecognized $2,944,000 of this amount as a result of filing your 2006 income tax return.  In an effort to better understand how this was accounted for, please provide us with more information regarding the creation of the initial liability, why it was recorded as a reclassification from deferred income tax, and how you accounted for the derecognition of $2,944,000.

Response:

Creation of Initial Liability

For financial reporting purposes, the Company recognized revenue in the year in which Universal Service Fund (“USF”) subsidies were received.

For income tax accounting purposes, commencing in 2004, the Company believed, that based on research provided by its tax advisor,  that the USF subsidies received were capital contributions pursuant to §118 of the Internal Revenue Code (“Code”).  Accordingly, the USF subsidies received during 2004, 2005 and 2006 were excluded from the Company’s tax returns.

However, for financial reporting purposes, as a result of the position that the Company took on its tax returns, a liability to reflect the excluded income was recorded. This liability was recorded in the Company’s deferred tax liability accounts. At December 31, 2006, the aggregate amount of the tax liability relating to the USF subsidies for the years 2004, 2005 and 2006 was approximately $3,350,000 and was residing in the Company’s deferred tax liability accounts.

Reclassification from Deferred Income Tax

The Company adopted the provisions of FIN 48 effective January 1, 2007.  Pursuant to FIN 48, the Company completed a review of the income tax positions that were taken on the Company’s filed income tax returns. As a result of the review, the Company concluded that the position taken in connection with the receipt of USF subsidies was not more likely than not to be sustained upon examination by the Internal Revenue Service or State taxing authorities.  Accordingly, during the quarter ended March 31, 2007, the Company reclassified $3,350,000 from its deferred tax liability account to long term income taxes payable.  In addition, the Company recorded $218,000 of potential interest related to this tax position in its long term taxes payable account.  The corresponding entry for this interest was a reduction of $218,000 to the Company’s retained earnings.

Accounting for the derecognition of the payment of the liability

With respect to the Company’s 2006 income tax returns, the Company changed its method of accounting for USF subsidies for income tax purposes and recognized the receipt of the Company’s 2006 USF subsidies into taxable income.  Accordingly, the Company paid $2,944,000 of long term taxes payable.  This resulted in the derecognition of a portion of the FIN 48 liability as of December 31, 2007.   In filing its 2007 income tax returns, the Company recognized the receipt of USF subsidies as taxable income.

The FIN 48 liability related to the years 2004 and 2005 was derecognized as of June 30, 2008 and reclassified to deferred income tax liability after the Company’s request for a change in accounting method was accepted by the Internal Revenue Service in June 2008.

Warwick Valley Telephone Company  hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission of any person under the federal securities laws of the United States.

Please contact the undersigned at 845-986-2100 if you have any additional questions regarding our response to your inquiry as discussed above.

Sincerely,

/s/ Kenneth H. Volz
Kenneth H. Volz
Executive Vice President, Chief Financial Officer and Treasurer